ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

September 23, 2013

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 110 to the Trust’s Registration Statement on Form N-1A, filed on August 1, 2013

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on September 16, 2013, relating to Post-Effective Amendment No. 110 to the Trust’s Registration Statement on Form N-1A filed on August 1, 2013 regarding the Innealta Capital Country Rotation Fund (the “Country Fund”) and the Innealta Capital Sector Rotation Fund (the “Sector Fund,” together with the Country Fund, the “Funds”), each a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectuses

(unless otherwise noted, all comments and responses are applicable to both Funds)

General comment

Summary Section – Fees and Expenses of the Fund

Comment #1

Please confirm that acquired fund fees reflect historical fees and are not estimated fees.

Response #1

We confirm that acquired fund fees reflect historical fees and are not estimated.

Comment #2

Please note that the term of the operating expense limitation agreement between the Adviser and the Fund must be at least one year from the effective date of the post-effective amendment.

Response #2

We confirm that the term of the expense limitation will be for at least one year from the effective date of the post-effective amendment.

Summary Section - Principal Investment Strategies

Comment #3

  Please clarify the disclosure regarding the principal investment strategy and use plain English.

 Response #3

In response to your comment, we have revised the disclosure in both the Prospectus Summary and the Statutory Prospectus in order to clarify the Fund’s investment strategy.  The revised disclosure is as follows:

Summary Section Country Fund:

The Innealta Country Rotation strategy is based on a proprietary tactical asset allocation model that potentially invests in non-U.S. country equity markets based on the specific risk/reward characteristics of each individual market by investing in representative exchange-traded funds (“ETFs”).  The countries analyzed for investment include but are not limited to: (1) Australia, (2) Austria, (3) Belgium, (4) Brazil, (5) Canada, (6) China, (7) Colombia, (8) Egypt, (9) France, (10) Germany, (11) Greece, (12) Hong Kong, (13) India, (14) Indonesia, (15) Ireland, (16) Israel, (17) Italy, (18) Japan, (19) Korea, (20) Malaysia, (21) Mexico, (22) Netherlands, (23) New Zealand, (24) Norway, (25) Peru, (26) Philippines, (27) Poland, (28) Russia, (29) Singapore, (30) South Africa, (31) Spain, (32) Sweden, (33) Switzerland, (34) Taiwan, (35) Thailand, (36) Turkey, and (37) the United Kingdom.

The Fund operates as a fund of funds, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio in ETFs that represent the aforementioned non-U.S. country equity markets as well as fixed income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility). Under normal market conditions, the Adviser does not anticipate investing more than 25% of its assets in any single country equity market and may be invested in any number of country equity markets including none.  For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes.  The Fund may also invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place.

The Innealta Country Rotation strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Investment Committee analyzes these variables daily on an individual equity market basis. Where the Investment Committee finds the prospective risk-relative return of a given specific country-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the country-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide excess returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Fund’s equity exposures within the country-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Under normal market conditions, the Fund will target having approximately 98% of its assets in ETFs.  A small cash position, generally 1-2% is on hand at all times for flexibility, although the Fund reserves the right to invest 100% of its assets in ETFs or have less than 98% in such investments.

Statutory Prospectus Country Fund:

The Innealta Country Rotation strategy is based on a proprietary tactical asset allocation model that potentially invests in non-U.S. country equity markets based on the specific risk/reward characteristics of each individual market by investing in representative exchange-traded funds (“ETFs”).  The countries analyzed for investment include but are not limited to: (1) Australia, (2) Austria, (3) Belgium, (4) Brazil, (5) Canada, (6) China, (7) Colombia, (8) Egypt, (9) France, (10) Germany, (11) Greece, (12) Hong Kong, (13) India, (14) Indonesia, (15) Ireland, (16) Israel, (17) Italy, (18) Japan, (19) Korea, (20) Malaysia, (21) Mexico, (22) Netherlands, (23) New Zealand, (24) Norway, (25) Peru, (26) Philippines, (27) Poland, (28) Russia, (29) Singapore, (30) South Africa, (31) Spain, (32) Sweden, (33) Switzerland, (34) Taiwan, (35) Thailand, (36) Turkey, and 37) the United Kingdom.

The Fund operates as a fund of funds, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio in ETFs that represent the aforementioned non-U.S. country equity markets as well as fixed income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility). Under normal market conditions, the Adviser does not anticipate investing more than 25% of its assets in any single country equity market and may be invested in any number of country equity markets including none.  For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes.  The Fund may also invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place.

The Innealta Country Rotation strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Investment Committee analyzes these variables daily on an individual equity market basis. Where the Investment Committee finds the prospective risk-relative return of a given specific country-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the country-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide excess returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Adviser utilizes its proprietary tactical asset allocation model to determine a portfolio allocation to equities (country-representative ETFs), fixed income, or alternative asset classes under specific investment parameters, according to market indicators provided by the Adviser’s proprietary investment process.  The strategy uses a proprietary quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework incorporates variables that the Adviser believes have predictive capabilities in regard to equity performance. Each country is examined individually as the Adviser analyzes these variables on an individual equity-market basis.

To determine fit for potential investment, the Adviser reviews the assets within the ETF, in addition to the normal dollar volume liquidity of the ETF itself, in the context of: (1) the size of the market and the liquidity of the underlying asset class the ETF represents; (2) the likely size of the position the Fund intends to establish; and (3) the sophistication of the ETF provider.

The Fund’s equity exposures within the country-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

The Fund normally intends to invest approximately 98% of its assets in ETFs.  A small cash position, generally approximately 2% of the Fund’s assets, will be retained for flexibility, although the Fund reserves the right to invest 100% of its assets in ETFs, or to maintain a larger cash position at any given time.

Summary Section Sector Fund:

The Innealta Sector Rotation strategy is based on a proprietary tactical asset allocation model that potentially invests in U.S. sector and sub-sector (as defined by Global Industry Classification Structure (GICS) and/or similar industry-standard classification systems) equity markets based on the specific risk/reward characteristics of individual sector or sub-sector equity markets by investing in representative exchange-traded funds (“ETFs”) (the “Sector Allocation Portfolio”). The sectors include, but are not limited to: (1) Consumer Discretionary; (2) Consumer Staples; (3) Energy; (4) Financials; (5) Health Care; (6) Industrials; (7) Information Technology; (8) Materials; (9) Telecom Services; and (10) Utilities.

The Fund operates as a fund of funds, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio in ETFs that represent the aforementioned sector (or sub-sector) markets as well as fixed income and alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility). Under normal market conditions, the Adviser does not anticipate investing generally more than 35% in any single sector or sub-sector equity market and may be invested in any number of sector and sub-sector equity markets including none.  For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes.  The Fund may also invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place.

The Innealta Sector Rotation strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Investment Committee analyzes these variables daily on an individual equity market basis. Where the Investment Committee finds the prospective risk-relative return of a given specific sector-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the sector-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide excess returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Fund’s equity exposures within the sector-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Under normal market conditions, the Fund will target having approximately 98% of its assets in ETFs.  A small cash position, generally 1-2% is on hand at all times for flexibility, although the Fund reserves the right to invest 100% of its assets in ETFs or have less than 98% in such investments.

Statutory Prospectus Sector Fund:

The Innealta Sector Rotation strategy is based on a proprietary tactical asset allocation model that potentially invests in U.S. sector equity markets based on the specific risk/reward characteristics of individual sector and sub-sector (as defined by Global Industry Classification Structure (GICS) and/or other similar industry-standard classification systems) individual equity market by investing in representative equity-only exchange-traded funds (“ETFs”)(the “Sector Allocation Portfolio”). The sectors include, but are not limited to: (1) Consumer Discretionary; (2) Consumer Staples; (3) Energy; (4) Financials; (5) Health Care; (6) Industrials; (7) Information Technology; (8) Materials; (9) Telecom Services; and (10) Utilities.

The Fund operates as a fund of funds, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio in ETFs that represent the aforementioned sector (or sub-sector) markets as well as fixed income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility). Under normal market conditions, the Adviser does not anticipate investing generally more than 35% of its assets in any single sector and may be invested in any number of sectors or sub-sectors, including none.  For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes.  The Fund may also invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place.

The Innealta Sector Rotation strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Investment Committee analyzes these variables daily on an individual equity market basis. Where the Investment Committee finds the prospective risk-relative return of a given specific sector-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the sector-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide excess returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Adviser utilizes its proprietary tactical asset allocation model to determine a portfolio allocation to equities (sector-representative ETFs), fixed income, or alternative asset classes under specific investment parameters, according to market indicators provided by the Adviser’s proprietary investment process.  The strategy uses a proprietary quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework incorporates variables that the Adviser believes have predictive capabilities in regard to equity performance. Each sector is examined individually as the Adviser analyzes these variables on an individual equity-market basis.

To determine fit for potential investment, the Adviser reviews the assets within the ETF, in addition to the normal dollar volume liquidity of the ETF itself, in the context of: (1) the size of the market and the liquidity of the underlying asset class the ETF represents; (2) the likely size of the position we intend to establish; and (3) the sophistication of the ETF provider.

The Fund’s equity exposures within the sector-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

The Fund normally intends to invest approximately 98% of its assets in ETFs.  A small cash position, generally approximately 2% of the Fund’s assets, will be retained for flexibility, although the Fund reserves the right to invest 100% of its assets in ETFs, or to maintain a larger cash position at any given time.

Comment #4

In the first paragraph under heading “Principal Investment Strategies,” you refer to the phrase “equity only.” Please clarify meaning of “equity only.”

Response #4

Please see the revised disclosure in our response to Comment 3 above.  Each Fund will invest in the individual equity market by investing in representative exchange-traded funds.

Comment #5

In the second paragraph under heading “Principal Investment Strategies,” you include disclosure regarding “representative asset classes that include, equity securities within the Country Allocation Portfolio, fixed income and alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility asset classes).  Please clarify range of investments among asset classes and how allocations among asset classes are determined (proprietary formula?  Fundamentals?  Something else?

Response #5

Please see the revised disclosure in our response to Comment 3 above.

Comment #6

In the second paragraph under heading “Principal Investment Strategies,” you refer to market volatility.  Please explain what is meant by volatility.

Response #6

Please see the revised disclosure in our response to Comment 3 above.  We have revised the disclosure to reflect that the Fund may invest in ETFs that track volatility in the market place.

Comment #7

In the fourth paragraph under heading “Principal Investment Strategies,” you refer to “quantitative frameworks.”  Please describe in plain English what is meant by “quantitative frameworks.”

Response #7

Please see the revised disclosure in our response to Comment 3 above.

Comment #8

In the Country Fund prospectus, in the fourth paragraph under heading “Principal Investment Strategies,” you refer “based on the specific risk/reward characteristics of each individual equity market by investing in representative equity-only ETFs”.  Please explain how individual ETFs are representative of a country’s risks & rewards.  Is “representativeness” the only criteria?  If not, describe the other criteria.

Response #8

Please see the revised disclosure in our response to Comment 3 above. Each ETF is representative of the equity market of a specific country and is evaluated by the Adviser based on the prospective risk-relative return of the specific country equity market exposure versus an investment in fixed income or an alternative asset class.

Comment #9

In the fourth paragraph under heading “Principal Investment Strategies,” you refer to the Barclays Capital U.S. Aggregate Bond Index). Please explain in your response to the staff that change in benchmark only was with respective to performance benchmark, not with respective to benchmark identified in strategy.

Response #9

We confirm that the change in benchmark was only with respect to the broad based securities index used for performance comparisons and not with respect to the benchmark identified in the description of each Fund’s investment strategy.

Comment #10

For the Sector Fund, in the first paragraph under heading “Principal Investment Strategies,” Global Industry Classification Structure (GICS) was previously used to define sectors but that was dropped in this filing.  Why?  How are you defining sectors now?

Response #10

Please see the revised disclosure in our response to Comment 3 above.  In response to your comment we have revised the disclosure to provide that,
“the Innealta Sector Rotation strategy is based on a proprietary tactical asset allocation model that potentially invests in U.S. sector equity markets based on the specific risk/reward characteristics of individual sector and sub-sector (as defined by Global Industry Classification Structure (GICS) and/or other similar industry-standard classification systems) individual equity market by investing in representative exchange-traded funds.”

Comment #11

For the Sector Fund, in the second paragraph under heading “Principal Investment Strategies,” you state “Under normal market conditions, the Fund allocates its portfolio in ETFs that represent asset classes that include, equity securities within the Sector Allocation Portfolio, fixed income and alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility asset classes). Please clarify if the Fund can be invested all in fixed income or other asset class or all in a single sector or if there are any restrictions.

Response #11

Please see the revised disclosure in our response to Comment 3 above.

Comment #12

For the Sector Fund, in the fourth paragraph under heading “Principal Investment Strategies,” you state, “The Innealta Sector Rotation strategy is based on an approach that potentially invests in U.S. sector equity markets based on the specific risk/reward characteristics of each sector individual equity market by investing in representative equity-only ETFs.” Please explain how the individual ETFs are selected and what is done if there is not a suitable ETF?  Does the Fund invest directly in assets representing the sector?

Response #12

Please see the revised disclosure in our response to Comment 3 above.  If a suitable ETF is not available, the Fund will invest in fixed income or alternative asset classes.

Principal Investment Risks

Comment #13

Please clarify and expand upon leveraged ETF risk.  Note risk of possible long-term deviation from performance of underlying benchmark.

Response #13

We have revised the disclosure as follows in response to your comment:

•

Leveraged, Inverse and Inverse-Leveraged ETF Risk.  If you invest in the Fund, you are exposed to the risks associated with leveraged, inverse and inverse-leveraged ETFs.  Leveraged and inverse products are unique and involve additional risks and considerations not present in traditional investments. This includes the risk that an increase in the daily performance of an index corresponding to a leveraged, inverse and inverse-leveraged ETF will be leveraged. This means that the Fund’s investment in such ETF may be reduced by an amount equal to 3% for every 1% daily increase, not including the cost of financing the portfolio and the impact of operating expenses, which would further lower the Fund’s investment. On any given day, an investment in a leveraged or inverse product may produce a return very similar to the stated objective. However, because of the structure of these products, their rebalancing methodologies, and the math of compounding, extended holdings beyond one day or month, depending on the investment objective, can lead to results very different from a simple doubling, tripling, or inverse of the benchmark’s average return over the same period of time. This difference in results can be magnified in volatile markets.  Further, investments in leveraged, inverse and inverse-leveraged ETFs that are held for longer periods, may have performance higher or lower than the index return times the fund multiple, due to compounding.

Comment #14

Please confirm that the “Derivatives Risk” disclosure has been prepared in light of the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010)(the “ICI Letter”).

Response #14

We confirm that the derivatives disclosure has been prepared in light of the ICI Letter.

Comment #15

Please revise the description of the Fund’s investment strategy to explain how and what kinds of derivatives will be used.

Response #15

Please see the revised disclosure in our response to Comment 3 above.  The Fund does not invest directly in derivatives but may invest in ETFs that do.  Specifically, each Fund may invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that may include derivatives based on one or more of the asset classes described in each prospectus.

Performance

Comment #16

Please confirm in your response to the staff the changes in the broad based securities index used for performance comparisons and identify any other benchmark changes.

Response #16

Previously, the primary benchmark for the Country Fund was the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) Ex.-U.S., and the S&P 500 Total Return Index for the Sector Fund.  Additionally, each Fund had two supplemental indices:  (i) the Barclays Capital U.S. Aggregate Bond Index and (ii) a blended benchmark that, in the case of each Fund, combined the Fund’s primary benchmark with the with the Barclays Capital U.S. Aggregate Bond Index in a 60/40 blend.  Each Fund will now use the Barclays Capital U.S. Aggregate Bond Index as its primary benchmark going forward.  After the initial one year presentation of each of these indices reflecting the change, the current expectation is that only the Barclays Capital U.S. Aggregate Bond Index will be shown.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings Principal Investment Strategies

Comment #17

It is not clear how the Adviser makes investment decisions for the Fund.  Please clarify.

Response #17

Please see the revised disclosure in our response to Comment 3 above.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum